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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                       ___________________________________

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                                (Amendment No. 2)

                          Barringer Laboratories, Inc.
             _______________________________________________________
                                (Name of Issuer)

                     Common Stock, Par Value $.01 Per Share
             _______________________________________________________
                         (Title of Class of Securities)

                                    068508100
             _______________________________________________________
                                 (CUSIP Number)

                            William R. Collins, Esq.
                              Howard, Darby & Levin
                           1330 Avenue of the Americas
                            New York, New York 10019
                                 (212) 841-1000
             _______________________________________________________
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                October 15, 1996
             _______________________________________________________
             (Date of Event which Requires Filing of this Statement)

        If the filing person has previously filed a Statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

        Check the following box if a fee is being paid with the Statement [ ].

                                Page 1 of 9 Pages


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


--------------------                                           -----------------
CUSIP No. 068508100                   13D                      Page 2 of 9 Pages
--------------------                                           -----------------

-----------------------------------------------------------------------------------------------
1       Name of Reporting Person
        S.S. or I.R.S. Identification No. of Above Person

        John P. Holmes, III
-----------------------------------------------------------------------------------------------
2       Check the Appropriate Box if a Member of a Group (See Instructions)            (a)  [ ]
                                                                                       (b)  [X]
-----------------------------------------------------------------------------------------------
3       SEC Use Only

-----------------------------------------------------------------------------------------------
4       Sources of Funds (See Instructions)

        PF
-----------------------------------------------------------------------------------------------
5       Check Box if Disclosure of Legal Proceedings is Required Pursuant
        to Item 2(d) or 2(e)                                                                [ ]
-----------------------------------------------------------------------------------------------
6       Citizenship or Place of Organization

        United States of America
-----------------------------------------------------------------------------------------------
     Number of           7     Sole Voting Power
       Shares
                               184,447
                     --------------------------------------------------------------------------
    Beneficially         8     Shared Voting Power
      Owned by
                               0
                     --------------------------------------------------------------------------
        Each             9     Sole Dispositive Power
     Reporting
                               184,447
                     --------------------------------------------------------------------------
    Person With          10    Shared Dispositive Power

                               0
-----------------------------------------------------------------------------------------------
11      Aggregate Amount Beneficially Owned by Each Reporting Person

        184,447
-----------------------------------------------------------------------------------------------
12      Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See
        Instructions)                                                                       [X]
-----------------------------------------------------------------------------------------------
13      Percent of Class Represented by Amount in Row (11)

        11.2%
-----------------------------------------------------------------------------------------------
14      Type of Reporting Person (See Instructions)

        IN
-----------------------------------------------------------------------------------------------



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


-------------------                                            -----------------
CUSIP No. 068508100                   13D                      Page 3 of 9 Pages
-------------------                                            -----------------

-----------------------------------------------------------------------------------------------
1       Name of Reporting Person
        S.S. or I.R.S. Identification No. of Above Person

        J. Francis Lavelle
-----------------------------------------------------------------------------------------------
2       Check the Appropriate Box if a Member of a Group (See Instructions)            (a)  [ ]
                                                                                       (b)  [X]
-----------------------------------------------------------------------------------------------
3       SEC Use Only

-----------------------------------------------------------------------------------------------
4       Sources of Funds (See Instructions)

        PF
-----------------------------------------------------------------------------------------------
5       Check Box if Disclosure of Legal Proceedings is Required Pursuant
        to Item 2(d) or 2(e)                                                                [ ]
-----------------------------------------------------------------------------------------------
6       Citizenship or Place of Organization

        United States of America
-----------------------------------------------------------------------------------------------
     Number of           7     Sole Voting Power
       Shares
                               188,447
                     --------------------------------------------------------------------------
    Beneficially         8     Shared Voting Power
      Owned by
                               0
                     --------------------------------------------------------------------------
        Each             9     Sole Dispositive Power
     Reporting
                               188,447
                     --------------------------------------------------------------------------
    Person With          10    Shared Dispositive Power

                               0
-----------------------------------------------------------------------------------------------
11      Aggregate Amount Beneficially Owned by Each Reporting Person

        188,447
-----------------------------------------------------------------------------------------------
12      Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See
        Instructions)                                                                       [X]
-----------------------------------------------------------------------------------------------
13      Percent of Class Represented by Amount in Row (11)

        11.4%
-----------------------------------------------------------------------------------------------
14      Type of Reporting Person (See Instructions)

        IN
-----------------------------------------------------------------------------------------------




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-------------------                                           ------------------
CUSIP No. 068508100                   13D                     Page  4 of 9 Pages
-------------------                                           ------------------

-----------------------------------------------------------------------------------------------
1       Name of Reporting Person
        S.S. or I.R.S. Identification No. of Above Person

        Thomas A. Dippel
-----------------------------------------------------------------------------------------------
2       Check the Appropriate Box if a Member of a Group (See Instructions)            (a)  [ ]
                                                                                       (b)  [X]
-----------------------------------------------------------------------------------------------
3       SEC Use Only

-----------------------------------------------------------------------------------------------
4       Sources of Funds (See Instructions)

        PF
-----------------------------------------------------------------------------------------------
5       Check Box if Disclosure of Legal Proceedings is Required Pursuant
        to Item 2(d) or 2(e)                                                                [ ]
-----------------------------------------------------------------------------------------------
6       Citizenship or Place of Organization

        United States of America
-----------------------------------------------------------------------------------------------
     Number of           7     Sole Voting Power
       Shares
                               19,821
                     --------------------------------------------------------------------------
    Beneficially         8     Shared Voting Power
      Owned by
                               0
                     --------------------------------------------------------------------------
        Each             9     Sole Dispositive Power
     Reporting
                               19,821
                     --------------------------------------------------------------------------
    Person With          10    Shared Dispositive Power

                               0
-----------------------------------------------------------------------------------------------
11      Aggregate Amount Beneficially Owned by Each Reporting Person

        19,821
-----------------------------------------------------------------------------------------------
12      Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See
        Instructions)                                                                       [X]
-----------------------------------------------------------------------------------------------
13      Percent of Class Represented by Amount in Row (11)

        1.2%
-----------------------------------------------------------------------------------------------
14      Type of Reporting Person (See Instructions)

        IN
-----------------------------------------------------------------------------------------------




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


-------------------                                           ------------------
CUSIP No. 068508100                   13D                     Page  5 of 9 Pages
-------------------                                           ------------------

-----------------------------------------------------------------------------------------------
1       Name of Reporting Person
        S.S. or I.R.S. Identification No. of Above Person

        Timothy C. deGavre
-----------------------------------------------------------------------------------------------
2       Check the Appropriate Box if a Member of a Group (See Instructions)            (a)  [ ]
                                                                                       (b)  [X]
-----------------------------------------------------------------------------------------------
3       SEC Use Only

-----------------------------------------------------------------------------------------------
4       Sources of Funds (See Instructions)

        PF
-----------------------------------------------------------------------------------------------
5       Check Box if Disclosure of Legal Proceedings is Required Pursuant
        to Item 2(d) or 2(e)                                                                [ ]
-----------------------------------------------------------------------------------------------
6       Citizenship or Place of Organization

        United States of America
-----------------------------------------------------------------------------------------------
     Number of           7     Sole Voting Power
       Shares
                               2,000
                     --------------------------------------------------------------------------
    Beneficially         8     Shared Voting Power
      Owned by
                               0
                     --------------------------------------------------------------------------
        Each             9     Sole Dispositive Power
     Reporting
                               2,000
                     --------------------------------------------------------------------------
    Person With          10    Shared Dispositive Power

                               0
-----------------------------------------------------------------------------------------------
11      Aggregate Amount Beneficially Owned by Each Reporting Person

        2,000
-----------------------------------------------------------------------------------------------
12      Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See
        Instructions)                                                                       [X]
-----------------------------------------------------------------------------------------------
13      Percent of Class Represented by Amount in Row (11)

        0.1%
-----------------------------------------------------------------------------------------------
14      Type of Reporting Person (See Instructions)

        IN
----------------------------------------------------------------------------------------------




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                                                               -----------------
                                                               Page 6 of 9 Pages
                                                               -----------------


               This Amendment No. 2 amends and supplements the Statement on
Schedule 13D, originally filed with the Securities and Exchange Commission on May 23, 1996, as amended by Amendment No. 1 filed on August 26, 1996 (the "Schedule 13D"), by John P. Holmes, III, J. Francis Lavelle and Thomas A. Dippel. Capitalized terms not defined herein have the meanings assigned thereto in the Schedule 13D.

ITEM 2. IDENTITY AND BACKGROUND.

               Item 2 of the Schedule 13D is hereby amended in its entirety to read as follows:

               The persons filing this Statement are John P. Holmes, III ("JPH"), J. Francis Lavelle ("JFL"), Thomas A. Dippel ("TAD") and Timothy C. deGavre ("TCD") (collectively, the "Reporting Persons"). Each Reporting Person is a citizen of the United States of America.

               The Reporting Persons may be deemed to be a "group" within the meaning of Rule 13d-5 promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Each Reporting Person disclaims beneficial ownership of Shares owned by the other Reporting Persons.

               JPH's principal occupation or employment is serving as president and managing director of Ahern Partners, a money management firm. JPH also serves as a managing director of Green Field Capital Management, Inc. ("Green Field") and Aspetuck Capital Management Inc. ("Aspetuck"), which are private investment firms. JPH's business address is c/o Ahern Partners, 18 Kings Highway North, Westport, Connecticut 06880.

               JFL's principal occupation or employment is serving as a managing director of The Nassau Group, Inc. ("Nassau"), an investment banking firm which provides strategic advisory services to its corporate clients. JFL also serves as a managing director of Green Field and Aspetuck. Since July 12, 1996, JFL has been a director of the Issuer. JFL's business address is c/o The Nassau Group, Inc., 18 Kings Highway North, Westport, Connecticut 06880.

               TAD's principal occupation or employment is serving as an associate of Nassau. TAD also serves as an associate of Green Field and Aspetuck. TAD's business address is c/o The Nassau Group, Inc., 18 Kings Highway North, Westport, Connecticut 06880.

               TCD's principal occupation or employment is serving as an analyst with Nassau and Aspetuck. TCD's business address is c/o The Nassau Group, Inc., 18 Kings Highway North, Westport, Connecticut 06880.

               No Reporting Person has during the last five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

               Item 3 of the Schedule 13D is hereby supplemented as follows:

               JPH acquired beneficial ownership of 4,006 additional Shares pursuant to the issuance by the Issuer to JPH of the warrant described in Item 6.


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


                                                               -----------------
                                                               Page 7 of 9 Pages
                                                               -----------------


               The aggregate purchase price for 8,000 of the 12,006 additional Shares acquired by JFL, including payment of commissions, was $10,510. The purchase of these Shares was funded from cash available to JFL. JFL acquired beneficial ownership of the other 4,006 Shares pursuant to the issuance by the Issuer to JFL of the warrant described in Item 6.

               TAD acquired beneficial ownership of 322 additional Shares pursuant to the issuance by the Issuer to TAD of the warrant described in Item 6.

               The aggregate purchase price for the 2,000 Shares acquired by TCD, including payment of commissions, was $2,865. The purchase of these Shares was funded from cash available to TAD.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

               Item 5 of the Schedule 13D is hereby amended in its entirety to read as follows:

               (a) The following table sets forth information with respect to the Shares beneficially owned by each Reporting Person as of the close of business on October 15, 1996:


                             Number of                    Approximate Percentage of
        Name                 Shares                       Outstanding Shares (1)
        ----                 ---------                    -------------------------
        JPH                  184,447(2)(3)                          11.2%

        JFL                  188,447(2)(4)                          11.4%

        TAD                   19,821(2)(5)                           1.2%

        TCD                   2,000(2)                               0.1%


---------------

(1) Computed on the basis of 1,652,016 Shares outstanding as of June 30, 1996 as specified in the Issuer's Quarterly Report on Form 10-QSB for the quarter ended June 30, 1996.

(2) The Reporting Persons may be deemed to be a "group" within the meaning of Rule 13d-5 promulgated under the Exchange Act, by virtue of an understanding between them to act together from time to time for the purpose of acquiring holding, voting, or disposing of Shares. Thus, pursuant to Rule 13d-5, each Reporting Person may be deemed to beneficially own all Shares beneficially owned by the other Reporting Persons. Each Reporting Person disclaims beneficial ownership of such Shares.

(3) Includes 34,447 Shares that JPH has the right to acquire upon exercise of the warrants described in Item 6. Excludes 4,006 Shares issuable upon exercise of warrants that the Issuer has agreed to issue to JPH within 60 days of this Statement as described in Item 6.

(4) Includes 34,447 Shares that JPL has the right to acquire upon exercise of the warrants described in Item 6. Excludes 4,006 Shares issuable upon exercise of warrants that the Issuer has agreed to issue to JFL within 60 days of this Statement as described in Item 6.


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


                                                               -----------------
                                                               Page 8 of 9 Pages
                                                               -----------------


(5) Includes 2,774 Shares that TAD has the right to acquire upon exercise of the warrants described in Item 6. Excludes 322 Shares issuable upon exercise of warrants that the Issuer has agreed to issue to TAD within 60 days of this Statement as described in Item 6.

               (b) JPH has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 150,000 Shares that he beneficially owns. Upon exercise of the warrants described in Item 6, JPH will have sole power to vote or to direct the vote or to dispose or to direct the disposition of the other 34,447 Shares that he beneficially owns.

               JFL has the sole power to vote or to direct the vote or to dispose or to direct the disposition of 154,000 Shares that he beneficially owns. Upon exercise in whole of the warrants described in Item 6, JFL will have sole power to vote or to direct the vote or to dispose or to direct the disposition of the other 34,447 Shares that he beneficially owns.

               TAD has the sole power to vote or to direct the vote or to dispose or to direct the disposition of 17,047 Shares that he beneficially owns. Upon exercise in whole of the warrants described in Item 6, TAD will have sole power to vote or to direct the vote or to dispose or to direct the disposition of the other 2,774 Shares that he beneficially owns.

               TCD has the sole power to vote or to direct the vote or to dispose or to direct the disposition of 2,000 Shares that he beneficially owns.

               (c) The following table sets forth the transactions with respect to Shares effected during the past sixty days by each of the Reporting Persons. The transactions set forth below were market purchases effected in the over-the-counter market.


               Purchase(P)   Price Per        JPH        JFL          TAD            TCD
Trade Date     or Sale(S)    Share($)        Shares     Shares       Shares         Shares
----------     -----------   ---------       ------     ------       ------         ------
8/27/96               P      1.375             --       4,000          --             --
8/29/96               P      1.125             --       4,000          --             --
9/16/96               P      1.375             --       --             --           2,000



               In August and September 1996, the Issuer issued to JPH, JFL and TAD additional warrants to purchase an aggregate of 4,006, 4,006 and 322 Shares, respectively, as described in Item 6.

               (d) No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any Shares which the Reporting Persons may be deemed to beneficially own, other than 10,000 Shares beneficially owned by JPH with respect to which JPH's daughters share with JPH the right to receive dividends and sale proceeds.

               (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.


               Item 6 of the Schedule 13D is hereby supplemented as follows:

               Pursuant to the Issuer Letter, in August and September, 1996, the Issuer issued to JPH, JFL and TAD additional warrants in substantially the same form as the JPH Warrant, the JFL Warrant and the TAD Warrant to purchase an aggregate of 4,006, 4,006 and 322 Shares, respectively, at a price of $1.06 per share.

                                                               -----------------
                                                               Page 9 of 9 Pages
                                                               -----------------

                                   SIGNATURES

               After reasonable inquiry and to the best of the knowledge and belief of each of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  October 15, 1996



                                          /s/ John P. Holmes, III
                                       ___________________________________
                                              John P. Holmes, III



                                            /s/ J. Francis Lavelle
                                       ___________________________________
                                                J. Francis Lavelle



                                             /s/ Thomas A. Dippel
                                       ___________________________________
                                                 Thomas A. Dippel



                                             /s/ Timothy C. deGavre
                                       ___________________________________
                                                 Timothy C. deGavre